Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

November 7, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin

Re:	Eaton Vance Municipal Income Trust (the “Fund”)
Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-14 8C
(File No. 333-227660)

Dear Ms. Larkin:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Fund respectfully requests that the effectiveness of the above-referenced pre-effective amendment on Form N-14 8C be accelerated to November 9, 2018, or as soon thereafter as possible.

Very truly yours,

Eaton Vance Municipal Income Trust

  /s/ Maureen A. Gemma

Maureen A. Gemma

Vice President